SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-29129; 812-13570]

iShares Trust, et al.; Notice of Application

February 16, 2010

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application to amend a prior order under section 12(d)(1)(J) of the Investment

Company Act of 1940 ("Act") for an exemption from sections 12(d)(1)(A) and (B) of the Act.

Summary of Application: Applicants request an order ("Order") to amend an existing order that

permits certain registered open-end management investment companies ("Investing Management

Companies") and unit investment trusts ("Investing UITs," collectively with Investing

Management Companies, "Investing Funds") to acquire shares of other registered open-end

management investment companies and unit investment trusts ("UITs") that operate as

exchange-traded funds ("ETFs") and are outside the same group of investment companies as the

Investing Funds ("Original Order").[1] The Order would modify certain conditions of the Original

Order to permit: (a) Investing Management Companies that are subadvised by an investment

adviser to such ETFs (or an affiliated person of the investment adviser) to acquire shares of the

ETFs, and (b) Investing Funds to acquire shares of a series of iShares Trust that carries out its

investment strategies by investing in a wholly owned subsidiary.

Applicants: iShares Trust ("Trust"), iShares, Inc. ("Corporation"), BlackRock Fund Advisors

("BFA"), BlackRock Advisors, LLC, BlackRock Capital Management, Inc., BlackRock

Institutional Management Corporation, BlackRock Financial Management, Inc., BlackRock

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[1] iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (Apr. 15, 2003) (order).

International Limited, and BlackRock Investment Management, LLC (collectively with BFA, "BlackRock Advisers").

Filing Dates: The application was filed on August 29, 2008 and amended on February 27, 2009, October 14, 2009, and January 25, 2010. Applicants have agreed to file an amendment during the notice period, the substance of which is reflected in this notice.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. March 9, 2010, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants: Trust and Corporation, c/o State Street Bank and Trust Company, 200 Clarendon Street, Boston, MA 02116; BFA, 400 Howard Street, San Francisco, CA 94105; BlackRock Advisors, LLC, BlackRock Capital Management, Inc., and BlackRock Institutional Management Corporation, 100 Bellevue Parkway, Wilmington, DE 19809; BlackRock Financial Management, Inc., 55 East 52nd Street, New York, NY 10055; BlackRock International Limited, 40 Torpichen Street, Edinburgh EH3 8JB, United Kingdom; BlackRock Investment Management, LLC, 800 Scudders Mill Road, Plainsboro, NJ 08536.

For Further Information, Contact: Courtney S. Thornton, Senior Counsel, at (202) 551-6812, or

Mary Kay Frech, Branch Chief, at (202) 551-6821 (Division of Investment Management, Office

of Investment Company Regulation).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's Web site by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm, or by calling

(202) 551-8090.

Applicants' Representations

1.   The Trust is a Delaware statutory trust registered under the Act as an open-end

management investment company. The Corporation is a Maryland corporation registered under

the Act as an open-end management investment company. Each of the Trust and the Corporation

is organized as a series fund with multiple series that operate as ETFs.

2.   BFA is a California corporation registered as an investment adviser under the

Investment Advisers Act of 1940 ("Advisers Act") and serves as investment adviser to each

series of the Trust and the Corporation. Each of BlackRock Advisors, LLC (a Delaware limited

liability company), BlackRock Capital Management, Inc. (a Delaware corporation), BlackRock

Institutional Management Corporation (a Delaware corporation), BlackRock Financial

Management, Inc. (a Delaware corporation), BlackRock International Limited (a United

Kingdom corporation), and BlackRock Investment Management, LLC (a Delaware limited

liability company) is registered under the Advisers Act. Each BlackRock Adviser is an indirect

subsidiary of BlackRock, Inc.

3.   Applicants request an Order under section 12(d)(1)(J) of the Act to amend the

Original Order to exempt certain transactions involving the Trust and the Corporation from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. Specifically, applicants seek to expand the type

of Investing Funds that may invest in series of the Trust or the Corporation beyond the limits of

section 12(d)(1)(A) and (B) to include registered management investment companies or series

thereof that are subadvised (as provided in section 2(a)(20)(B) of the Act) by BFA, a BlackRock

Adviser, or any investment adviser that controls, is controlled by or under common control with

a BlackRock Adviser ("BlackRock Adviser Affiliate") but are not part of the same "group of

investment companies" as the Trust or the Corporation within the meaning of section

12(d)(1)(G)(ii) of the Act (each a "BlackRock Subadvised Fund").[2] Applicants request that the

relief from section 12(d)(1)(B) apply to the Trust, the Corporation, and each open-end

management investment company or UIT (or separate series thereof, as applicable) registered

under the Act that operates as an ETF, is currently or subsequently a part of the same group of

investment companies as the Trust or the Corporation, and is advised or sponsored by a

BlackRock Adviser or a BlackRock Adviser Affiliate,[3] as well as any broker-dealer registered

under the Securities Exchange Act of 1934 ("Broker") selling shares of an iShares Fund to an

Investing Fund.

4.   Applicants also seek to permit Investing Funds (including BlackRock Subadvised

Funds) to acquire shares of the iShares S&P India Nifty 50 Index Fund ("India Fund") and other

iShares Funds that operate in a manner substantially similar to the India Fund ("Future Funds")

in reliance on the Order. The India Fund is an iShares Fund that carries out its investment

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[2] An Investing Management Company will be advised by an investment adviser within the meaning of section 2(a)(20)(A) of the Act ("Advisor") and may be advised by one or more other investment advisers within the meaning of section 2(a)(20)(B)) of the Act (each, a "Subadviser"). An Investing Trust will have a sponsor ("Sponsor") and a trustee ("Trustee").

[3] Such open-end ETFs are referred to herein as "Open-end iShares Funds"; such UIT ETFs are referred to herein as "UIT iShares Funds." Open-end iShares Funds and UIT iShares Funds are collectively referred to as "iShares Funds." An "iShares Fund Affiliate" is any investment adviser, sponsor, promoter, or principal underwriter of an iShares Fund, and any person controlling, controlled by, or under common control with any of those entities.

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strategies by investing in a wholly owned subsidiary in the Republic of Mauritius ("India Subsidiary") in excess of the limits contained in section 12(d)(1)(A) of the Act in reliance on certain no-action positions of the staff of the Commission.[4] The India Fund operates through the India Subsidiary (both of which are advised by BFA) in order to take advantage of favorable tax treatment by the Indian government pursuant to a current taxation treaty between India and Mauritius. Specifically, the India Fund invests substantially all of its assets in the India Subsidiary, which, in turn, invests at least 80% of its assets in securities that comprise the S&P CNX Nifty Index ("Underlying Index") and depositary receipts representing securities of the Underlying Index. The India Fund operates, and any Future Fund will operate, pursuant to the terms and conditions required under the Prior Orders (as defined below) received by one or more of the applicants that permit certain iShares Funds to operate as ETFs.[5]

5. In addition to extending the exemptive relief granted in the Original Order, the Order would replace certain conditions in the Original Order with the amended and restated conditions set out below to reflect the possibility of a BlackRock Adviser or a BlackRock Adviser Affiliate serving as a Subadviser to a BlackRock Subadvised Fund, to permit Investing

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[4] *See, e.g.,* South Asia Portfolio, SEC No-Action Letter (Mar. 12, 1997).

[5] Barclays Global Fund Advisors, et al., Investment Company Act Release No. 25622 (Jun. 25, 2002), as subsequently amended by iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), Barclays Global Fund Advisors, et al., Investment Company Act Release No. 26175 (Sep. 8, 2003), and Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27417 (Jun. 23, 2006) (as amended, the "Prior Fixed Income Order"). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24452 (May 12, 2000), iShares Trust, et al., Investment Company Act Release No. 25111 (Aug. 15, 2001), and iShares, Inc., et al., Investment Company Act Release No. 25215 (Oct. 18, 2001), each order as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (Jun. 25, 2002), iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003), and Barclays Global Fund Advisors, Investment Company Act Release No. 26626 (Oct. 5, 2004) (collectively and as amended, "Prior Foreign Equity Orders"). Barclays Global Fund Advisors, et al., Investment Company Act Release No. 24451 (May 12, 2000), as amended by iShares, Inc., et al., Investment Company Act Release No. 25623 (Jun. 25, 2002) and iShares Trust, et al., Investment Company Act Release No. 26006 (Apr. 15, 2003) (as amended, "Prior Domestic Equity Order"). The Prior Fixed Income Order, Prior Foreign Equity Orders, and Prior Domestic Equity Order were amended by Barclays Global Fund Advisors, et al., Investment Company Act Release No. 27661 (Jan. 17, 2007) (collectively, the "Prior Orders").

Funds to acquire shares of the India Fund and any Future Fund, and to update the conditions in certain other respects.

6.   For example, condition 1 would amend condition 1 of the Original Order by specifying that neither the members of an Investing Fund's Advisory Group[6] nor the members of an Investing Fund's Subadvisory Group[7] will control, individually or in the aggregate, an iShares Fund within the meaning of section 2(a)(9) of the Act. Amended condition 1 would not apply to the Investing Fund's Subadvisory Group with respect to an iShares Fund for which the Investing Fund's Subadviser, or a person controlling, controlled by, or under common control with the Investing Fund's Subadviser, acts as the investment adviser within the meaning of section 2(a)(20) of the Act of an Open-end iShares Fund or as the sponsor of a UIT iShares Fund.

7.   In addition, condition 4 would amend condition 4 of the Original Order by requiring the evaluation by the board of directors/trustees of an Open-end iShares Fund ("Board") of any consideration paid by the Open-end iShares Fund to an Investing Fund or an investment adviser, sponsor, promoter or principal underwriter of the Investing Fund, or any person controlling, controlled by, or under common control with any of those entities (each, an "Investing Fund Affiliate") in connection with any services or transactions, except for any services or transactions between an Open-end iShares Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

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[6] An Investing Fund's Advisory Group is defined as an Advisor, Sponsor, any person controlling, controlled by, or under common control with an Advisor or Sponsor, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act that is advised by an Advisor or sponsored by a Sponsor, or any person controlling, controlled by, or under common control with an Advisor or Sponsor.

[7] An Investing Fund's Subadvisory Group is defined as a Subadviser, any person controlling, controlled by, or under common control with a Subadviser, and any investment company and any issuer that would be an investment company but for sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by a Subadviser or any person controlling, controlled by, or under common control with a Subadviser.

8.   The Order would amend condition 6 to reflect the possibility of a BlackRock Adviser or a BlackRock Adviser Affiliate serving as Subadviser to a BlackRock Subadvised Fund by providing that no Investing Fund or Investing Fund Affiliate (except to the extent the Investing Fund Affiliate is acting in its capacity as an investment adviser to an Open-end iShares Fund or sponsor to a UIT iShares Fund) will cause an iShares Fund to purchase a security in any offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate (as defined below) (an "Affiliated Underwriting").[8]

9.   The Order would amend condition 12 to permit Investing Funds to purchase shares of the India Fund by providing that no iShares Fund in which an Investing Fund will invest pursuant to the Order will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, other than the India Subsidiary or any similar wholly owned subsidiary of a Future Fund, and except to the extent permitted by rule 12d1-1 under the Act or an exemptive order that allows the iShares Fund to purchase shares of a money market fund for short term cash management purposes.

10.   Applicants state that the iShares Funds will operate in a manner identical to the operation of the iShares Funds under the Original Order, except as specifically noted by applicants, and will comply with all of the terms, provisions, and conditions of the Original

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[8] An "Underwriting Affiliate" is a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, investment subadviser, employee or sponsor of the Investing Fund, or a person of which any such officer, director, member of an advisory board, investment adviser, investment subadviser, employee or sponsor is an affiliated person. An Underwriting Affiliate does not include any person whose relationship to the iShares Fund is covered by section 10(f) of the Act.

Order, as amended by the present application.[9] Applicants believe that the requested relief

continues to meet the necessary exemptive standards.

Applicants' Legal Analysis

      1.   Section 12(d)(1)(A) of the Act prohibits a registered investment company from

acquiring shares of an investment company if the securities represent more than 3% of the total

outstanding voting stock of the acquired company, more than 5% of the total assets of the

acquiring company, or, together with the securities of any other investment companies, more

than 10% of the total assets of the acquiring company. Section 12(d)(1)(B) of the Act prohibits

a registered open-end investment company, its principal underwriter, or any Broker from selling

its shares to another investment company if the sale will cause the acquiring company to own

more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of

the acquired company's voting stock to be owned by investment companies generally.

      2.   Section 12(d)(1)(J) of the Act provides that the Commission may exempt any

person, security, or transaction, or any class or classes of persons, securities or transactions, from

any provision of section 12(d)(1) if the exemption is consistent with the public interest and the

protection of investors. Applicants seek an exemption under section 12(d)(1)(J) to permit (a) the

Investing Funds, including the BlackRock Subadvised Funds, to acquire shares of the iShares

Funds, (b) the Investing Funds to acquire shares of the India Fund and any Future Fund, and (c)

the iShares Funds, any principal underwriter for the iShares Funds, and any Broker to sell shares

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[9] The Original Order also grants exemptive relief from section 17(a) of the Act to permit certain transactions involving the Trust and the Corporation and Investing Funds. Applicants are not requesting any further exemptive relief from section 17(a) in this application and do not seek to amend the portion of the Original Order that relates to the relief granted from section 17(a). As a result, the Order will not permit a BlackRock Subadvised Fund that might be deemed to be an affiliated person of an iShares Fund, or an affiliated person of such a person, because it is subadvised by a BlackRock Adviser or a BlackRock Adviser Affiliate, to engage in a transaction with an iShares Fund that is prohibited by section 17(a). The Original Order will continue to provide an exemption from section 17(a) for transactions involving an Investing Fund that is not a BlackRock Subadvised Fund and the India Fund.

of the iShares Funds, including shares of the India Fund, to the Investing Funds beyond the limits

set forth in sections 12(d)(1)(A) and (B).

      3.   Applicants state that the proposed arrangements and conditions will adequately

address the policy concerns underlying sections 12(d)(1)(A) and (B), which include concerns

about undue influence by a fund of funds over underlying funds, excessive layering of fees, and

overly complex fund structures. Accordingly, for the reasons set forth in the application and in

the application for the Original Order, applicants believe that the requested exemptions are

consistent with the public interest and the protection of investors.

Applicants' Conditions

      Applicants agree that any Order granting the requested relief will be subject to the

following conditions, which will supersede the conditions to the Original Order:

      1.   The members of an Investing Fund's Advisory Group will not control

(individually or in the aggregate) an iShares Fund within the meaning of section 2(a)(9) of the

Act. The members of an Investing Fund's Subadvisory Group will not control (individually or

in the aggregate) an iShares Fund within the meaning of section 2(a)(9) of the Act. If, as a result

of a decrease in the outstanding voting securities of an iShares Fund, an Investing Fund's

Advisory Group or an Investing Fund's Subadvisory Group, each in the aggregate, becomes a

holder of more than 25 percent of the outstanding voting securities of an iShares Fund, it will

vote its shares of the iShares Fund in the same proportion as the vote of all other holders of the

iShares Fund's shares. This condition does not apply to the Investing Fund's Subadvisory Group

with respect to an iShares Fund for which the Investing Fund's Subadviser, or a person

controlling, controlled by, or under common control with the Investing Fund's Subadviser, acts

as the investment adviser within the meaning of section 2(a)(20)(A) of the Act (in the case of an

Open-end iShares Fund) or as the sponsor (in the case of a UIT iShares Fund) of the iShares Fund.

2.   An Investing Fund or Investing Fund Affiliate will not cause any existing or potential investment by the Investing Fund in an iShares Fund to influence the terms of any services or transactions between the Investing Fund or Investing Fund Affiliate and the iShares Fund or iShares Fund Affiliate.

3.   The board of directors or trustees of an Investing Management Company, including a majority of the disinterested directors or trustees, will adopt procedures reasonably designed to assure that the Investing Management Company's Advisor(s) and Subadviser(s), if applicable, are conducting the investment program of the Investing Management Company without taking into account any consideration received by the Investing Management Company or an Investing Fund Affiliate from an iShares Fund or an iShares Fund Affiliate in connection with any services or transactions.

4.   Once an investment by an Investing Fund in the securities of an Open-end iShares Fund exceeds the limits in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the disinterested Board members, will determine that any consideration paid by an Open-end iShares Fund to an Investing Fund or an Investing Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Open-end iShares Fund; (ii) is within the range of consideration that the Open-end iShares Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions

between an Open-end iShares Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5. The Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Investing Fund in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Open-end iShares Fund under rule 12b-1 under the Act) received from an iShares Fund by the Advisor, Trustee or Sponsor, or an affiliated person of the Advisor, Trustee, or Sponsor, other than any advisory fees paid to the Advisor, Trustee or Sponsor, or its affiliated person by the iShares Fund, in connection with any investment by the Investing Fund in the iShares Fund. Any Subadviser will waive fees otherwise payable to the Subadviser, directly or indirectly, by the Investing Management Company in an amount at least equal to any compensation received from an iShares Fund by the Subadviser, or an affiliated person of the Subadviser, other than any advisory fees paid to the Subadviser or its affiliated person by the iShares Fund, in connection with any investment by the Investing Management Company in the iShares Fund made at the direction of the Subadviser. In the event that the Subadviser waives fees, the benefit of the waiver will be passed through to the Investing Management Company.

6. No Investing Fund or Investing Fund Affiliate (except to the extent the Investing Fund Affiliate is acting in its capacity as an investment adviser to an Open-end iShares Fund or sponsor to a UIT iShares Fund) will cause an iShares Fund to purchase a security in any Affiliated Underwriting.

7. The Board, including a majority of the disinterested Board members, will adopt procedures reasonably designed to monitor any purchases of securities by an Open-end iShares Fund in an Affiliated Underwriting once an investment by an Investing Fund in the securities of

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an Open-end iShares Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Investing Fund in an Open-end iShares Fund. The Board will consider, among other things: (i) whether or not the purchases were consistent with the investment objectives and policies of the Open-end iShares Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Open-end iShares Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders.

8.   Each Open-end iShares Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Investing Fund in the securities of the Open-end iShares Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members,

the terms of the purchase, and the information or materials upon which the Board's determinations were made.

9. Before investing in an iShares Fund in excess of the limits in section 12(d)(1)(A), each Investing Fund and the iShares Fund will execute an agreement stating, without limitation, that their respective board of directors or trustees and their respective investment advisers, or their respective sponsors or trustees, as applicable, understand the terms and conditions of the order, and agree to fulfill their responsibilities under the order. At the time of its investment in shares of an Open-end iShares Fund in excess of the limit in section 12(d)(1)(A)(i), an Investing Fund will notify the Open-end iShares Fund of the investment. At such time, the Investing Fund will also transmit to the Open-end iShares Fund a list of the names of each Investing Fund Affiliate and Underwriting Affiliate. The Investing Fund will notify the Open-end iShares Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The iShares Fund and the Investing Fund will maintain and preserve a copy of the order, the agreement, and, in the case of an Open-end iShares Fund, the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

10. Before approving any advisory contract under section 15 of the Act, the board of directors or trustees of each Investing Management Company, including a majority of the disinterested directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under any advisory contracts of any Open-end iShares Fund in which the Investing Management Company may invest. These findings and their basis will be recorded fully in the minute books of the appropriate Investing Management Company.

11.   Any sales charges and/or service fees charged with respect to shares of an Investing Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.   No iShares Fund in which an Investing Fund will invest pursuant to the Order will acquire securities of any other investment company or company relying on section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in section 12(d)(1)(A) of the Act, other than the India Subsidiary or any similar wholly-owned subsidiary, and except to the extent permitted by rule 12d1-1 under the Act or an exemptive order that allows the iShares Fund to purchase shares of a money market fund for short-term cash management purposes.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Florence E. Harmon
Deputy Secretary